June 6, 2006

Mail Stop 4561

Todd H. Siegel
Executive Vice President and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

      Re:	Affinion Group, Inc.
		Registration Statement on Form S-4
      Filed May 8, 2006
		File No.  333-133895

		Form 10-Q
		Filed May 15, 2006
		File No.  333-133895

Dear Mr. Siegel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-4
General
1. Please note, you must provide us with the supplemental letter required under Morgan Stanley & Co, Incorporated (avail. June 5,
1991) and Shearman & Sterling (avail. July 2, 1993) prior to effectiveness of this registration statement.

2. Please confirm that your offering period will remain open at least through midnight on the 20th full business day following commencement and that the expiration date will be included in the final prospectus disseminated to shareholders under Rule 424.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork, including logos, that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Cover Page
4. Please revise the cover page to briefly describe the material terms of the exchange offer, including the expiration date of the offering, redemption terms, the ranking of the notes and the amount of debt that is senior to or pari passu with the notes.

Industry and Market Data, page ii
5. Please provide us with a copy of the portions of the DMA publication cited in this section. Please highlight the relevant portions of these materials that support your disclosure.

6. We note your statement on page ii that that you make no representation as to the accuracy of certain information found in the prospectus. Please be aware that the issuer is subject to liability for information found in the registration statement, regardless of whether it independently verified the third-party data.

Cautionary Statement Concerning Forward-Looking Statements, page iii

7. We note that much of the information found on page iii is largely repetitive of the risk factors included in the prospectus and not directly related to forward-looking statements made in the registration statement. Please revise accordingly and relocate this section so that it follows the forepart of the registration statement.
Summary, page 1
8. The summary section is currently very extensive and contains a significant amount of repetition. For example, we note that a substantial amount of the information under the "Our Competitive Strengths" and "Our Business Strategy" headings is repeated elsewhere in the summary. Please revise to narrow the scope of the summary so that it presents a snapshot of the company and the proposed offering and so that it does not include repetitive text.
9. Please include a summary of the key risks facing your company. This discussion should be located immediately after the section describing your competitive strengths in order to provide investors with balanced disclosure.

Our Company, page 1
10. Please provide us with support for your statements regarding the leadership position of the company in a number of different markets and in a number of different segments. In addition, please provide support for the following statements on pages 1 and 6:

* that you provide affinity partners with a scale of operations and breadth of programs and services that "cannot be matched" by your competitors;

* that expansion of your hybrid or bundled programs will increase your profitability "as these programs generate higher revenues and margins;" and

* that you expect to increase your profitability by minimizing operating costs and capitalizing on the benefits of outsourcing and a more variable cost structure.

	Finally, please reconcile your extensive disclosure regarding
the leadership 	position of the company with disclosure on
page
31 that indicates that some of 	your existing competitors have
substantially larger customer bases and greater 	financial and
other
resources than you.
11. Please limit the use of industry jargon that may not be clear to investors. For example, the following terms should be better explained when they are first used:

* "affinity direct marketer;"

* "value-added membership programs;"

* "loyalty solutions operation;"

* "customer affinity;" and

* "points-based loyalty programs."
12. We note from page F-15 that you rely on a small number of affinity partners for a majority of your revenue. Please disclose this in the first paragraph in order to provide more balanced disclosure. For the same reason, please disclose in the first paragraph that you had a net loss of $285.6 million in 2005.
13. Please explain the difference between "end-customers" and "members" in the first paragraph and define briefly the criteria you use to count customers and members.

Our Competitive Strengths, page 4
14. Please revise to explain what a "338(h)(10) election" is and why you were able to "write up the value of [y]our assets" in connection with the transactions. In addition, please provide a basis for your belief that the ongoing reorganization of your international and travel agency operations will yield $11 million in annual cost savings. In connection with this, please expand your disclosure to describe the steps taken that will yield these savings.

The Transactions, page 7
15. We note that your parent issued preferred stock and warrants in connection with your acquisition of assets from Cendant. Please provide us with your analysis as to how these issuances were exempt from registration under the Securities Act.
16. Please include in your summary separate sections discussing in more detail future purchase price adjustments and the operation of the preferred shares and warrants, including terms related to dividend, exercise and redemption rights. Please revise your discussion of liquidity as necessary. We note from page F-16 the future adjustments could be "significant." Also, please disclose when the final purchase price adjustments will be determined. Corporate Structure, page 9
17. Please revise the organization chart to include Cendant as a holder of preferred shares and a warrant that enables it to own up to
7.5 percent of the common stock of Holdings.
Summary of the Terms of the Exchange Notes, page 15
18. Please identify the guarantors/co-registrants and discuss the nature of their guarantees (i.e., if it is full and unconditional, please so state).
19. Please quantify the amount of debt that is ranked senior to or pari passu with the senior notes. Please include comparable disclosure on page 16 in connection with the senior subordinated notes. Please also include comparable disclosure in the risk factors section.


Optional Redemption, page 17
20. In the event the change of control provision is triggered, please make it clear whether you will comply with all applicable tender offer rules, including Rule 14e-1 of the Exchange Act.
Risk Factors, page 21
21. We refer to the introductory paragraph under this heading on page
21 that refers to additional risk and uncertainties that are either unknown to the company or are deemed to be immaterial. This section should describe all material risks to investors. Risks considered immaterial or that are unknown should not be referenced.
22. Please reduce your reliance on cross-references to other portions of the prospectus.

23. Where relevant, and only the to extent material, please
discuss
risk related to:
* financial limitations on your ability to redeem the notes under the
change of control provisions (refer to page 17 of your
registration
statement);
* Cendant liabilities for which you may be held accountable and any
limitations on Cendant indemnification obligations (refer to page
F-
41);
* limitations on your ability to engage in change of control transactions, including the payment to Apollo described on page 122 and terms of employment agreements, debt covenants and preferred stock and warrants;
* fraud involving both the acquisition of consumers and the use of your services by consumers;
* competition with your affinity partners and resulting loss of business or margin compression;
* debt covenant limitations on your ability to pay dividends or sell or acquire assets;
* your reliance on intercompany agreements, the non-arm`s length nature of those agreements, and Cendant`s ability to terminate them;
* upward adjustments to the purchase price paid to Cendant under
Section 2.3 of your purchase agreement, filed as Exhibit 2.1 to this registration statement; and
* lower operating income as a result of international pricing pressure (refer to page 60).

Risk Factors Related to an Investment in the Notes, page 21

Our substantial indebtedness could..., page 21
24. Here or in a separate risk factor, please be more specific about limitations on your ability to incur additional debt under your covenants.
25. Please be more specific as to the specific debt requirements you have going forward. For example, you should quantify your monthly debt obligations and, to the extent portions of your debt give rise to balloon payments during the following twelve months, please disclose these payments. Finally, please quantify the debt that you have under your credit facility that is variable-rate, if material.

We are a holding company and all of our assets are owned by..., page
22
26. Please expand your disclosure under this heading to identify the subsidiaries that are not or will not be subsidiary guarantors of the notes and describe the operations they conduct, quantifying the portion of your aggregate revenues represented by their operations.

Risks Relating to Our Business, page 28

We have a limited operating history..., page 28
27. Please describe in detail the "reportable conditions" identified by your auditors and whether these conditions could rise to the level of "material weaknesses." Also, please describe the "penalties" you could be subject to in the event that you fail to establish adequate controls and procedures.
We must replace the customers..., page 29
28. Please revise this risk factor to provide more specificity regarding the number of customers lost in recent periods, including a discussion of whether there are any material trends in this area. In addition, if applicable, please discuss how your new corporate structure and separation from Cendant may impact your existing customer base and your ability to attract new customers to replace ones that you may lose in the future.
We derive a substantial amount..., page 30
29. Please identify individual partners upon which you materially rely and provide us with a list of your top 10 partners, including the percentage of revenue attributable to each.
30. Please expand your disclosure with respect to the credit monitoring and identity theft resolution affinity partner whose contract you may lose to disclose the portion of your revenues generated by the contract. In addition, please disclose when the bidding is expected to be completed for this contract. Finally, we refer to your statement that the loss of this contract will not have a material adverse effect on your operations since you can "redeploy
[y]our future marketing spend to other opportunities." This language appears to mitigate the risk you are presenting. Accordingly, please remove it.

We are subject to numerous legal actions that could have a negative..., page 33
31. Please expand this risk factor to add specificity to the nature of the claims that have been brought against you, including the class action claims, and to quantify the reserves you have accrued in connection with the claims.
The Exchange Offer, page 37
32. Where relevant, please disclose that delivery of the new notes will be made "promptly" after expiration of the offer. Refer to Rule
14e-1(c) of the Exchange Act.
33. Where relevant, please include the statements required by Items
3(i) and 3(j) of Form S-4.

Expiration Date; Extensions; Amendment, page 39
34. We note that you reserve the right to delay acceptance of old notes. Please clarify the circumstances under which you would delay acceptance and confirm that any such delay would be consistent with
Rule 14e-1(c) of the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the offer, so state.



Certain Conditions to this Exchange Offer, page 40
35. Please make it clear that all offer conditions, except those related to the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the old notes for exchange.
36. We note that you may waive offer conditions in whole or in part.
Please clarify whether this means that you may treat individual holders differently and, if so, under what circumstances.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

Notes to Unaudited Pro Forma Condensed Consolidated Statements of
Operations, page 53

37. Refer to pro forma footnote 2(b). We note the disclosure on pages 115 and 177 related to the employment and severance agreements and retention and supplemental bonus letter agreements entered into with various officers and employees of the Company. Please revise to give pro forma effect to the impact of the agreements, as appropriate, or advise us. In addition, tell us what consideration you gave to including compensation expense for options granted to your executives in conjunction with the Transactions.

38. Refer to pro forma footnote 2(c). Please provide in a separate footnote sufficiently detailed support for your pro forma adjustment to amortization expense. Disclose the new cost basis of each type of asset and the period and method of amortization so that your policies and calculations are transparent to readers.

Selected Historical Consolidated and Combined Financial and Other
Data, page 54
39. Pursuant to Louise M. Dorsey`s letter dated January 23, 2006, please revise to present balance sheet information for 2001.

MD&A, page 57

Business History, page 61
40. Please provide additional details regarding the items listed under "2004 events" such as the revenues incurred or the gains recorded on the sale of the programs listed here.

41. Please enhance your disclosure as it relates to the Integration and the 2005 Reorganization to clarify the period over which the cost savings will be realized, the relevant expense line items impacted and whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P. Supplemental Data, page 62
42. Please expand your discussion of non-financial operating metrics to include churn rates and cost of member or customer acquisition in recent periods, to the extent you utilize such metrics to track your business.
43. We note your statement on page 63 that you changed your strategic focus in 2002 in order to generate higher revenues per member rather than increasing your membership base. Please expand your discussion to describe what steps you took to accomplish this and provide an aggregate overview of the results of these steps. Also, please consider adding a "total" row to the table on page 62 that shows the aggregate average number of members and revenues per average member across your business segments.
2005 Pro Forma Results of Operations Giving Effect to the
Transactions, page 63
44. Where relevant, please discuss any material re-valuation of specific assets that led to the increased depreciation expense in 2005.
Financial Condition, Liquidity and Capital Resources, page 77
45. Please provide your conclusion as to your ability to meet your liquidity needs in the next 12 months.
Cash Flows-Years Ended December 31, 2005 and 2004, page 77
46. On page 78, please explain how your explanation of changes in 2005 operating cash flows relates to interest on increased borrowings, which would appear to be relevant only to changes in cash flows from financing activities.

Covenant Compliance, page 80

Reconciliation of Non-GAAP Financial Measures to GAAP Financial
Measures, page 80
47. Please revise the title of the measure currently referred to as
EBITDA or Segment EBITDA, throughout the filing, since it differs from EBITDA as defined in FR-65. Refer to Question 14 of Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures.

48. Related to your presentation of Adjusted EBITDA, please clarify how you have determined what is "non-recurring" or "unusual." In doing so, please confirm that items described in such a manner are consistent with the guidance provided in Item 10(e)(ii)(B) of Regulation S-K.
49. Please define the ratios described in notes (f) and (g) in this section and explain their significance.

Contractual Obligations and Commitments, page 82
50. Please revise your table to include obligations under your employment agreements disclosed on page 115 and your consulting agreement disclosed on page 122.

Critical Accounting Policies, page 84

Revenue Recognition, page 85

51. Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your profit-sharing arrangement could have a material impact on net revenues. Refer to SEC Release 33-8350.

Business, page 88
52. Where relevant, please provide the segment-level and geographic financial disclosure or cross references required by Items 101(b) and
101(c) of Regulation S-K.

Competitive Strengths, page 90

Leading Loyalty Solutions Platform, page 91
53. Please explain briefly how you help companies manage their points liability.

Programs and Services, page 95
54. Here and elsewhere you refer to the number of points that you manage on behalf of your customers. Since it appears from page 99 that revenues related to your loyalty programs are not linked to the number of points earned by customers-and since customers likely earn different levels of points for similar activities across different programs-please explain how this statistic is relevant to investors.
Affinity Partners, page 99
55. Please identify customers that account for 10% or more of your consolidated revenue, if any. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please file as exhibits to this registration statement any agreements governing your relationships with such customers.

Intellectual Property, page 104
56. Please revise this disclosure to comply with Item
101(c)(1)(iv)
of Regulation S-K.

Legal Proceedings, page 107
57. Please describe all class action suits filed against you. Also, please omit the statement that you believe you have "valid defenses" since this is a legal conclusion that the company is not qualified to make. In addition, please expand your disclosure of the negotiations currently underway with "certain of the states` attorney generals" to specify the parties engaged in the settlement negotiations as well as the states that intend to go forward with suits against the company.
Finally, please revise to include litigation matters involving your predecessor and Cendant and for which you may be held liable in full or in part. Refer to page 121 of your registration statement. Management, page 109
58. Please disclose the length of each director`s term.
59. Please describe the backgrounds of Mr. Upshaw, Mr. Becker, Mr. Parker, Mr. Press and Mr. Zinterhofer in more detail, including applicable titles and time periods.
60. Please provide footnote disclosure of the changes to your board of directors identified in your Form 8-K filed May 17, 2006. Director Compensation, page 110
61. Please indicate whether any of your directors are participating or will participate in your equity incentive plan and, if so, provide details.

Aggregated Option/SAR Exercises in Last Fiscal Year..., page 115

62. Please revise the first column in the table to disclose only the number of shares acquired upon stock option exercises during the period. Refer to Item 402(d) of Regulation S-K.
Employment and Severance Agreements, page 115
63. Please specify non-competition periods. Also, please make it clear, with respect to Mr. Lipman, Mr. Rauscher and Ms. O`Connell, whether they would be entitled to any type of severance in the event that you timely exercised your right not to renew their employment agreements. Finally, please make it clear, if true, that there is no fixed termination date for Mr. Siegel`s and Mr. Rusin`s agreements.
Certain Relationships and Related Party Transactions, page 121
64. Please provide the disclosure required by Item 19(a)(4) of Form
S-4 or confirm that affiliates have no such interests in this exchange.

Purchase Agreement, page 121

65. Please advise us how you considered the guidance in SFAS 141 in concluding that no value should be assigned to the Covenant Not to Compete and other agreements related to the acquisition. Indemnities; Covenants; Other Matters, page 121
Certain Litigation and Compliance With Law Matters, page 121
66. We note that you may share liability with Cendant with respect to certain matters according to agreed on allocations. Please be specific as to these matters and the allocations. Revise your description of legal matters as necessary.
Other Litigation, page 121
67. Please be specific about the amounts of indemnification in this section.
Ancillary Agreements to the Purchase Agreement, page 122 Consulting Agreement, page 122
68. Please expand your disclosure to provide additional information regarding the "certain advisory services" that Apollo will provide in exchange for the $2 million annual fee.
69. On page 123, please quantify the "transaction fee" that would have to be paid to Apollo in the event of a merger, acquisition or similar transaction.

Securityholder Rights Agreement, page 123
70. Please define the terms "piggyback," "tag-along," and "come-
along."
Cendant Patent License Agreements, page 124
71. We refer to your disclosure on page 124 that references your outstanding litigation with Maritz. This litigation is not described elsewhere in the prospectus. Please revise here to discuss the nature of this litigation. In addition, please consider including it in the "Legal Proceedings" section of the prospectus or tell us why
you do not believe the litigation to be material.
Master Transition Services Agreement, page 124
72. Please describe the financial terms of these agreements in detail
and explain how the terms were set.   We have the same comment
with
respect to the intercompany agreements described on pages 125 and 126.
Plan of Distribution, page 245
73. Please make it clear that dealers participating in the resale of exchanged notes under this plan of distribution have not and may not enter into any arrangement with the issuer for the distribution of such notes.

Legal Matters, page 246
74. Please tell us why you list only Akin Gump as an expert. It appears that you will receive opinions from three other firms.
Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

75. Please revise the report to state that the audit was conducted in accordance with the standards of the PCAOB rather than the "auditing standards" of the PCAOB. Refer to Auditing Standard No. 1 of the PCAOB.

Consolidated and Combined Statements of Changes in
Stockholder`s/Combined Equity, page F-5

76. Please revise to present retained earnings related to the predecessor as "parent`s equity in division" or a similar caption. In addition, please reclassify all capital contributions, return of capital, and dividends to this caption or explain your basis for classifying them as advances.

Consolidated and Combined Statements of Cash Flows, page F-6

77. We note from your disclosure on page F-13 that your restricted cash amounts relate to premiums collected from customers. Since this appears to relate to your operations, please revise to present changes in restricted cash as an operating activity.

Note 9 - Long-Term Debt, page F-22

78. We note that the Affinion Credit Facility, the Senior Notes and the Bridge Loan all contain restrictive covenants related primarily to the Company`s ability to distribute dividends. Please expand to disclose the amount of retained earnings or net income restricted. Also indicate the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds. Refer to Rule 4-08 of Regulation S-X.

Note 14 - Commitments and Contingencies, page F-30

Litigation, page F-30

79. As it relates to the inquiries received from numerous state attorneys general relating to the marketing of your membership programs, we note that the Company is currently in settlement discussions with certain of these states` attorneys generals. If it is reasonably possible that the Company could incur a material loss,
please quantify the estimate of the possible loss or range of loss,
or disclose that an estimate cannot be made pursuant to paragraph
10
of SFAS 5.

Note 15 - Stock-based Compensation, page F-33

80. Related to your October 17, 2005 stock options grants, please tell us how you considered the provision disclosed in footnote (3) on page 114 in valuing the Tranche A options granted to Mr. Lipman compared to the other Tranche A options granted.

Note 18 - Related Party Transactions, page F-40

Predecessor Related Party Agreements with Cendant, page F-44

Corporate Related Functions

81. We note that it is not practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. However, on page 82 you disclose that management estimates that you would have incurred incremental stand-alone costs of $2.5 million for each of the three years in the period ended December 31, 2004. Please revise your disclosure for consistency or advise us.
Part II: Information Not Required in Prospectus
Undertakings
82. Please omit undertakings related to reliance on Rule 430A and include the undertakings related to reliance on Rule 430C. Also, please include the undertaking required by Item 512(j) of Regulation
S-K or tell us why it is not required.

Exhibits
83. Please provide us with a list and brief description of omitted schedules and exhibits to your purchase agreement filed as Exhibit 2.1.

Transmittal Letter
84. Please revise the transmittal letter to include all of the information found in your plan of distribution, such as the more detailed prospectus delivery information and the fact that participating dealers may be deemed underwriters.

Form 10-Q

Part I: Financial Information

Item 4.  Controls and Procedures, page 41
85. Please amend your Form 10-Q to eliminate certain qualifying language in this item, including: (a) that you do not expect your disclosure controls and procedures to prevent all error and fraud;
(b) that misstatements due to error and fraud may occur and go undetected due to the "inherent limitations" in a cost-effective system of disclosure controls and procedures; and (c) that there can be "no assurance" that "any design" will "succeed in achieving its stated goals." You are required to provide investors with reasonable assurance and you should revise your disclosure to avoid any suggestion that you cannot provide investors with this level of assurance.



      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3694
with any other questions.

Sincerely,




Owen Pinkerton
Senior Counsel


cc:	Rosa A. Testani




Affinion Group, Inc.
June 6, 2006
Page 1